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June 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 6 Response dated May 12, 2021 File No. 024-11140

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 1, 2021 (the “Comment Letter”) with respect to the Company’s Post-Qualification Amendment on Form 1-A filed with the Commission on May 12, 2021 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comments have been reproduced in italics herein with responses immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Please note that as a follow-up to our June 4 discussions with the Staff regarding the prior Staff comments and our responses, the responses below include and expand upon our prior responses to those comments.

Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A

Appendix B - Year-End Letter to Investors - 2020, page B-1

 1.       We note your response to comment 1. Please explain to us how the returns of the various Fundrise programs are aggregated in your calculation. In addition, please explain in more detail why you believe it is reasonable to present the aggregated return information for Fundrise programs to investors. In this respect, please explain to us how your calculation of the aggregated return accounts for the fact that the programs are in various stages of their life cycles, including some that are no longer open to investment, and have differing investment focuses, and that the exact composition of an investor's portfolio that is invested in multiple Fundrise programs is unique.

Response to Comment No. 1

Aggregated Return Information

The Company respectfully notes that measuring the aggregate performance of the Fundrise-sponsored programs (the “Fundrise Index”) is similar to any other index that tracks a sector of the market. Aggregate return information is based on each of the Fundrise sponsored programs, excluding the Fundrise Opportunity Zone Fund, LP (the “O-Zone Fund”).1 The Company excluded the O-Zone Fund from its aggregate return information because the Company does not consider an investment in the O-Zone Fund to be similar to an investment in the eREITs and eFunds (as defined in the Offering Statement). In particular, the O-Zone Fund was only available to accredited investors via Regulation D, is a qualified opportunity zone fund established pursuant to the 2017 Tax Cuts and Jobs Act to encourage the investment of capital gains in low-income communities, and has ceased raising capital. As with other indices, the Fundrise Index is not an investment product and investors are not able to invest in a fund or other security, such as an ETF, that tracks the Fundrise Index; however, the Company does not believe that the inability to invest in the Fundrise Index diminishes the value of the information presented in the Fundrise Index.

The returns of the Fundrise Programs that are presented in the Fundrise Index were aggregated using the Modified Dietz Method of calculating investment portfolio returns. The portfolio in this case consists of each one of the roughly 24 million unique shareholdings in the Fundrise Programs that existed during all or part of the calendar year ending December 31, 2020. A shareholding is defined as a discrete group of shares acquired by an investor in a particular Fundrise Program for a certain price per share on a certain day, and either held through the end of the year or redeemed at some point during the year. Taken in the aggregate, these shareholdings represent a holistic portfolio representing the entirety of investments in the Fundrise Programs over the course of 2020, which were collectively held by approximately 150,000 distinct investors as of December 31, 2020. A gain or loss consisting of any change in the net asset value of the shares relative to the cost basis, plus any distributions earned, minus any advisory fees incurred, is calculated for each shareholding and then added together to arrive at the overall gain or loss for the entire portfolio, which is then divided by the average aggregate invested capital outstanding for the year to arrive at the aggregate Modified Dietz return. The combined use of the Modified Dietz Method and a comprehensive data set ensures that the various Fundrise Programs are weighted into the aggregated performance calculation in a manner proportional to their time-weighted average assets under management over the course of the year (i.e., larger funds being weighted proportionately more heavily than smaller ones). While the Company does not believe that the disclosure contained in the annual letter to be materially deficient in describing how the calculations were performed, any future disclosure regarding the Fundrise Index will more closely reflect the response to this Comment No. 1, including clear disclosure of the nature of the Fundrise Index and how it is inherently not investable because there is no Fundrise-sponsored investment security, such as an ETF, that holds interests in all the Fundrise Programs included in the Fundrise Index..

Further, the Company agrees that the Fundrise Programs are in different stages of their life cycles and have objectives that are not identical (e.g., income, growth or balanced), which is why the Company believes, as an index of the Fundrise Programs, it is most representative (and useful to investors) to aggregate their returns in the manner described above, which does not diminish the effects of Fundrise Programs that may be in a ramp up stage, and thus return less to investors in the form of either dividends or appreciation.

With regard to the status of each Fundrise Program's offering (i.e., whether open for investment), the Company respectfully notes that, but for the limitations imposed by Regulation A, each of the Fundrise Programs would be expected to be constantly open for investment. The main practical reason why any given Fundrise Program is not open to investment under Regulation A at any given time is generally due to the fact that it has reached the maximum amount it is allowed to raise in any 12-month period under Regulation A, and must thus refrain from raising additional capital pursuant to Regulation A until such time as its Regulation A offering capacity has been replenished to a meaningful dollar amount and such dollar amount has been qualified with the Commission. Accordingly, most, if not all, of the programs would be expected to raise at least some capital pursuant to Regulation A in any given calendar year.

1 The seventeen (17) programs making up the index, as of December 31, 2020, included (i) Fundrise Real Estate Investment Trust, LLC, (ii) Fundrise Equity REIT, LLC, (iii) Fundrise East Coast Opportunistic REIT, LLC, (iv) Fundrise West Coast Opportunistic REIT, LLC, (v) Fundrise Midland Opportunistic REIT, LLC, (vi) Fundrise Income eREIT II, LLC, (vii) Fundrise Growth eREIT II, LLC, (viii) Fundrise Income eREIT III, LLC, (ix) Fundrise Growth eREIT III, LLC, (x) Fundrise Income eREIT 2019, LLC, (xi) Fundrise Growth eREIT 2019, LLC, (xii) Fundrise Income eREIT V, LLC, (xiii) Fundrise Growth eREIT V, LLC, (xiv) Fundrise eREIT XIV, LLC, (xv) Fundrise Growth eREIT VI, LLC, (xvi) Fundrise Balanced eREIT, LLC, (xvii) Fundrise eFund, LLC (f/k/a Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC), (xviii) Fundrise For-Sale Housing eFUND - Washington DC, LLC (since merged into Fundrise eFund, LLC), and (xix) Fundrise National For-Sale Housing eFund, LLC (since merged into Fundrise eFund, LLC).

Finally, the Company respectfully notes that the Fundrise Index as described above is a useful benchmark for the approximately 150,000 individual investors (as of December 31, 2020) that are invested, to varying degrees, across the Fundrise Programs as it provides a meaningful benchmark for any such investor to compare not only the performance of the individual Fundrise Programs that they may hold (which individual performance is disclosed in each program’s Annual Report on Form 1-K) but also of their entire portfolio of Fundrise Programs (e.g., the Company's net return for 2020 was approximately 7.34% compared to the Fundrise Index’s net return of approximately 7.42%). As noted previously, as of December 31, 2020, approximately 83% of the 150,000 individual investors hold five (5) or more of the seventeen (17) Fundrise Programs, approximately 52% hold twelve (12) or more of the seventeen (17) Fundrise Programs, and approximately 6% are invested in all seventeen (17) of the Fundrise Programs.

Sources of Distributions

As noted previously, generally, the Company and its affiliated programs did not pay distributions from offering proceeds during 2020; however, a program's GAAP net income alone is not a strong depiction of cash available for distributions. As the Staff is aware, real estate investments have operating income in excess of their GAAP income due to adjustments, such as for depreciation. Other times refinancing provides a source of proceeds but has no income statement effect. As a result, while the Company's distributions were made 100% from GAAP net income and from ordinary income for U.S federal income tax purposes, and there was no return of capital for the year ended December 31, 2020, several of the Fundrise Programs did report returns of capital for U.S federal income tax purposes during 2020, including: (i) Fundrise East Coast Opportunistic REIT, LLC; (ii) Fundrise Midland Opportunistic REIT, LLC; (iii) Fundrise Growth eREIT II, LLC; (iv) Fundrise Income eREIT III, LLC; (v) Fundrise Growth eREIT III, LLC; (vi) Fundrise Growth eREIT 2019, LLC; and (vii) Fundrise Growth eREIT V, LLC.

In each of the above instances, disclosure was included in the appropriate annual reports on Forms 1-K describing the distributions tax bases, and each of the above described programs filed and made public (on fundrise.com/oc) IRS Forms 8937 describing such distributions. An example of the disclosure included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2020 in noted below:

When calculated on a tax basis, all distributions were made 100% from ordinary income and there was no return of capital for the year ended December 31, 2020.

However, more importantly, the Company respectfully advises the Staff that if it, or any of the other Fundrise Programs, were using offering proceeds to fund a material amount of their respective distributions, such distribution of offering proceeds would have had a material, detrimental effect on the respective NAVs of such programs as cash payments or accruals for distributions in excess of cash distributions/earned income from investments would reduce net assets, ultimately reducing NAV and, accordingly, negatively affecting the performance calculation described above.

 2.       We note your response to comment 2. To the extent you continue to use indices to make comparisons, please expand your disclosure to describe the companies that comprise the index, how those companies may differ from the issuer being discussed and why such comparison is appropriate in the context it is being used.

Response to Comment No. 2

As presented in the annual letter, “Stock Market” performance is represented by the performance of the Vanguard Total Stock Market ETF ("VTI"), which is an exchange-traded share class of Vanguard Total Stock Market Index Fund that employs an indexing investment approach designed to track the performance of the CRSP US Total Market Index (the "CRSP Index"). The CRSP Index represents approximately 100% of the investable U.S. stock market and includes large-, mid-, small-, and micro-cap stocks regularly traded on the New York Stock Exchange and Nasdaq. Information regarding VTI's composition and performance, among other things, are publicly available at https://investor.vanguard.com/etf/profile/VTI. While the Fundrise Programs may be peers to certain component parts of VTI (e.g., the publicly traded REITs), no Fundrise Program is a peer program to VTI itself, and the information presented is for benchmarking purposes only.

Further, the “Public REIT” performance is represented by the performance of the Vanguard Real Estate ETF ("VNQ"), which is an exchange-traded share class of Vanguard Real Estate Index Fund that employs an indexing investment approach designed to track the performance of the MSCI US Investable Market Real Estate 25/50 Index (the "MSCI Index"). According to its website, VNQ attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that make up the MSCI Index, holding each stock in approximately the same proportion as its weighting in the MSCI Index. Information regarding VNQ's composition and performance, among other things, are publicly available at https://investor.vanguard.com/etf/profile/VNQ. While the various Fundrise Programs may be peers with the component parts of the VNQ, no Fundrise Program is a peer program to VNQ, and the information presented is for benchmarking purposes only.

The Company believes that VTI and VNQ are better benchmarks against the Fundrise Index than the CRSP Index or the MSCI Index because (a) VTI and VNQ are more well known among public investors than the CRSP Index or the MSCI Index, and (b) the information regarding the composition and historical performance of each of the VTI and VNQ are freely and publicly available to any interested party, unlike the CRSP Index or MSCI Index, which are only available to those investors that have entered into agreements with the sponsors of the respective index. Further, the Company respectfully submits that the fact that VTI and VNQ are both investable products available to retail investors is a positive in terms of investor comparison as it provides retail investors with a tangible alternative to the Company or the other Fundrise Programs when deciding where to invest their assets.

Accordingly, the Company respectfully submits that VTI and VNQ are appropriate benchmarks against both its own performance, as well as the Fundrise Index, for total stock market performance and public REIT performance, respectively. In addition, while the Company does not believe the disclosure contained in the annual letter to be materially deficient in describing the composition of VTI and VNQ, or disclaiming how such benchmarks are intended to be used, any future disclosure regarding such benchmarks will more closely reflect the response to this Comment No. 2, including more prominent disclosure of the indices relied upon by VTI and VNQ in their composition, as such indices may change from time to time, as well as the fact that the Fundrise Index is not investable and is presented merely as a benchmark for informational purposes.

 3.       We note your disclosure on page 24 that for redemptions that occur during the introductory period, an investor would receive back his or her "original investment amount." We also note your disclosure on page 25 that you "intend to limit shareholders to redemption requests to the lesser of 5,000 common shares or $50,000 worth of common shares, which may affect whether the entirety of a redemption request will be considered to be in the Introductory Period or Post-Introductory Period." Please revise your disclosure on page 24 regarding the amount that an investor may redeem during the 90- day introductory period to clarify that an investor would only receive his or her "original investment amount" to the extent it were less than 5,000 common shares or $50,000 worth of common stock, or advise.

Response to Comment No. 3

In response to the Staff's comment, the Company will revise the disclosure throughout the offering circular (specifically on pages 5, 24, and 104) to be filed following qualification of the Offering Statement, as follows (modified disclosure in bold, underlined and italicized font):

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount (to the extent such original investment amount is equal to the lesser of (i) the value of 5,000 common shares or (ii) $50,000 worth of common shares (the “Redemption Limit”), and the Redemption Limit is not waived), from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount. To the extent the original investment amount is greater than the Redemption Limit, and the Redemption Limit is not waived, the Company will redeem the original investment amount up to the Redemption Limit during the Introductory Period, and will redeem the balance of the original investment amount over the course of one or more subsequent quarters.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP